March 30, 2010

Via Edgar and Federal Express

Celeste M. Murphy Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Re:	China Intelligent Lighting and Electronics, Inc.
Form S-1 filed on February 16, 2010
File No. 333-164925

Ladies and Gentlemen:

On behalf of China Intelligent Lighting and Electronics, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement on Form S-1 that was originally filed on February 16, 2010 (“Original Filing”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Original Filing.  We have been advised that changes in Amendment No. 1 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated March 11, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A.  Please include this disclosure as soon as practicable.  Note that we may have additional comments once you have provided this disclosure.  Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: We respectfully note your comment and have inserted information in the registration statement other than information that is permitted to be omitted under Rule 430A.

2.
Comment:  As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: We respectively note your comment and confirm that, prior to effectiveness of the registration statement, we will have provided to you the requested evidence that the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

Celeste M. Murphy
March 30, 2010

3.
Comment:  We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement.  We must review these documents before the registration statement is declared effective, and we may have additional comments.  Please note that any comments on your confidential treatment request with respect to Exhibits 10.7 and 10.7(a) willfollow under a separate cover.

Response: We respectfully note your comment and have filed additional exhibits with Amendment No. 1.  We intend to file the remaining exhibits with Amendment No. 2.  We respectfully note your comment regarding Exhibits 10.7 and 10.7(a) and will accordingly respond under separate cover letter.

Prospectus Cover Page

4.	Comment: Please disclose the non-accountable expense allowance that will be paid to the underwriter based on the size of the offering on the prospectus cover page.

Response:  We respectfully note your comment and have disclosed the non-accountable expense allowance that will be paid to the underwriters on the prospectus cover page.

Prospectus Summary, page 1

5.	Comment: Please explain the role played by the unaffiliated third party that received $250,000 in the Share Exchange.

Response:  We respectfully note your comment and we have revised the disclosure to indicate that the role of the third party was to provide services as an advisor to the Company, including assisting in preparations for the share exchange and the Company’s listing of securities in the United States.

6.
Comment:  We note your disclosure on page 4 in the second paragraph under the heading "Recent Events" that thenumber of shares and warrants cancelled in the share exchange was determined based on arms-length negotiations withthe security holders and a valuation of China Intelligent BVI.  Please explain how the negotiations were arms-length considering that WestPark was advising China Intelligent in the transaction and affiliates of WestPark owned the majority of the shares of SRKP 22.  In addition, explain in more detail how the valuation of China Intelligent BVI impacted this negotiation.  Also explain the extent to which the relative ownership interest of SRKP 22 shareholders in the operating company following the share exchange was determined based the on value of the shell company and the services provided by WestPark to China Intelligent.

Response:  We respectfully note your comment and have revised the disclosures to indicate that nature of the negotiations and the conflict of interest that existed between the shareholders of SRKP 22, WestPark Capital, Inc., and the sole shareholder of China Intelligent BVI, including that the relative ownership interest of SRKP 22 shareholders in the operating company following the share exchange was determined based the on value of the shell company.  We have made conforming changes for such revisions throughout the registration statement.

Risk Factors, page 6

Pursuant to the terms of the Trademark License Agreement . . ., page 7

7.
Comment:  In order to provide context for the risks associated with potential expiration of the Hyundai agreement, please disclose here revenues generated from Hyundai branded products in recent periods and the percentage of your inventory of such products as of the most recent balance sheet date.

Response:  We respectfully note your comment and revised the risk factor to disclose the percentage of revenues generated from Hyundai branded products in recent periods and the percentage of your inventory of such products as of the most recent balance sheet date.

Celeste M. Murphy
March 30, 2010

In November 2008, we stopped borrowing funds . . ., page 7

8.
Comment:  We note that it is your intent to raise approximately $15 million in this offering.  We also note that in various places in your prospectus you disclose that you expect to raise at least $10 million.  However, based on the number of shares offered and the mid-range of the price range provided, you will raise substantially less than this amount.  Please clarify throughout the prospectus.

Response:  We respectfully note your comment and supplementally inform you that the Company has increased the proposed aggregate public offering.  Based on an assumed mid-point per share offering price of $6.00 per share and the sale of 3,500,000 shares of common stock, the Company would raise approximately $21 million in gross proceeds.  We have revised the registration statement to reflect the foregoing.

The former principal shareholder of China intelligent BVI and her designees..., page 26

9.
Comment:  In order for investors to better understand the risks of the controlling influence you identify here, please explain who the designees are and their relationship with Li Xuemei and/or the company.  Clarify whether Li Xuemei has any control over these shares.

Response:   We respectfully note your comment and have revised the risk factor to describe the relationship of the designees Li Xuemei and/or the company and disclosed that Li Xuemei does not have control over the designee shares.

Compliance with changing regulation . . ., page 28

10.	Comment: We note the reference to N1V's management team. Please correct this reference.

Response: We respectfully note your comment and have corrected the disclosure.

Dilution, page 33

11.	Comment: Please disclose and quantify the additional dilution that would occur upon exercise of the 1,580,708 warrants outstanding with an exercise price of $0.0001.

Response: We respectfully note your comment and have provided disclosures, including quantifying information, relating to the additional dilution that will result from the exercise of the warrants.

Selected Consolidated Financial Data, page 35

12.	Comment: Disclose earnings per share data for each period presented.

Response: We respectfully note your comment and have disclosed earnings per share data for each period presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

13.
Comment:  Here and elsewhere, you disclose the expectation that the Hyundai brand name will assist you in growing your business, assuming you reach an agreement to extend it upon expiration in July 2010.  Please clarify whether or not you have any basis to assume you will be able to extend the agreement.  If so, explain your basis.

Response: We respectfully note your comment and we have revised the registrations statement to provide the basis for which the Company believes that it will be able to renew its trademark license agreement with Hyundai Corporation and the related uncertainty and risks related to such renewal or lack thereof.

Celeste M. Murphy
March 30, 2010

14.	Comment: Please clarify whether your OEM sales are reliant in any material way on the Hyundai agreement.

Response: We respectfully note your comment and have revised the disclosures throughout the registration statement to indicate that because the trademark license agreement between Hyundai Corporation and the Company prohibits the Company from selling Hyundai™ branded products outside of the PRC, the Company’s international expansion efforts will primarily be executed through our OEM products and are not directly affected by the Hyundai agreement.

15.
Comment:  Elsewhere in your prospectus, you disclose that international expansion is a company strategy.  Disclose how the geographic limitations in the Hyundai agreement could impact your execution of that strategy.

Response: We respectfully note your comment and, further to our response to Comment No. 14, above, we have revised the disclosures regarding the geographic limitations in the Hyundai trademark agreement on the Company’s intention for international expansion.

Critical Accounting Policies, Estimates and Assumptions, page 37Accounts Receivable, page 38

16.
Comment:  Please disclose in the critical accounting policy when and how often you adjust the valuation allowance balance for accounts receivable as a result of the aging of invoices.  Also, discuss the reasons for carrying a high volume of accounts receivable together with the amounts of accounts receivable over sixty and ninety days for the each of the last three fiscal years presented on page F-5.

Response: We respectfully note your comment and have revised the disclosures in the critical accounting policies discussion regarding the timing and nature of adjustments to the valuation allowance balance for accounts receivable as a result of the aging of invoices, in addition to reasons for carrying a high volume of accounts receivable and the percentage of the Company’s accounts receivable over sixty and ninety days old.

Value Added Tax, page 39

17.
Comment:  Please provide more detailed disclosure of Ms. Li's relationship to the receipt of approval for 4% simplified VAT, instead of the standard 17%, from the local agent of Huicheng Taxation Bureau and the reason for her indemnification of the company for the reduced rate.  Further, tell us to what extent you are left unsecured for the amount covered under the indemnification and security agreements.  We note that any prospective change to the tax approval would have a material adverse effect on your liquidity and profitability to the extent you are unable to collect such deficiency from the related customers and to the extent that you are not able to collect any shortfall from Ms. Li under the indemnification agreement and security agreement.  Describe the nature and likelihood of the risk of any higher tax authority determination that local approval of the reduced rate was improper or unauthorized.

Response: We respectfully note your comment and have revised the disclosure to indicate that:

•	The Company believes that the likelihood that a higher tax authority will determine that local approval of the reduced rate was improper or unauthorized does not reach a “more likely than not” level.

•	Ms. Li did not have a direct relationship to the Company’s receipt of approval for 4% simplified VAT, instead of the standard 17%, from the local agent of Huicheng Taxation Bureau.

•	In order to facilitate the completion of the Share Exchange, Ms. Li agreed with the Company to indemnify it against losses if our reduced 4% simplified VAT rate was revoked.

•
The Company believes that the value of the collateral that Ms. Li provided to secure her indemnification is sufficient to cover any losses that the Company would incur from a revocation of our reduced simplified VAT rate.

Celeste M. Murphy
March 30, 2010

Results of Operations, page 41

18.
Comment:  Please provide a more detailed analysis of the material drivers of your revenue growth in recent periods.  Disclose the extent to which revenue growth has been derived from OEM sales and from branded sales.  We note that OEM sales have been increasing as a percentage of your total revenues while branded sales have been decreasing.  Identify the reasons for this trend and disclose your expectations whether it will continue.  In addition, provide insight into the market expansion you reference and any other factors that have materially contributed to revenue growth.

Response: We respectfully note your comment and have revised the disclosure to provide a more detailed analysis of the material drivers of the Company’s revenue growth.

Liquidity and Capital Resources, page 44

19.
Comment:  We note that, based on your present plans, you believe that working capital plus cash flow from operations and funds available to you through financing will be sufficient for the upcoming 12 months.  However, given that you have used cash in operations in the first nine months of 2009 and it appears that you will have increased expenses after the offering, both as a result of your future plans disclosed on page one of the prospectus and as a result of the costs of becoming a public company disclosed in the risk factor on page 25, please provide a more detailed analysis of the extent to which you believe financing will be necessary, both in the next 12 months and over the longer-term.  Note that we consider "long-term" to be the period in excess of the next twelve months.  See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:  We respectfully note your comment and have revised the disclosure to provide more detailed information regarding the Company’s belief that it will have sufficient capital to fund operations in the next 12 months.

Description of Business, page 48

20.	Comment: Please provide us with support for the industry and market statistics disclosed in this section.

Response: We respectfully note your comment and have removed the industry and market statistics that were contained in the Business section.

Supply of Raw Materials, page 54

21.	Comment: Please identify the primary raw materials used in your products.

Response:  We respectfully note your comment and have revised the disclosure to identify the primary raw material used in the Company’s products.

Management, page 63

22.
Comment:  Please revise your disclosure in this section to comply with items 401 and 402 of Regulation S-K, as amended in December 2009 and effective as of February 28, 2010.  Refer to Proxy Disclosure Enhancements Transition C&DI available at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm.

Response:  We respectfully note your comment and have revised the disclosure to provide information required by Items 401 and 402 of Regulation S-K, as amended in December 2009 and effective as of February 28, 2010.

23.
Comment:  When you have appointed independent directors and created board committees, please identify your independent directors and committee members. In addition, if you intend to rely on any exemption from the listing standards related to independence, please disclose such intention.  Refer to Item 407(a) of Regulation S-K and Instruction I thereto.

Response:  We respectfully note your comment and hereby supplementally inform you that the Company has appointed independent directors and has provided disclosures regarding independence and committee membership in the Management section.

Celeste M. Murphy
March 30, 2010

Certain Relationships and Related Transactions, page 69

24.	Comment: Please also disclose WestPark's role as underwriter in this offering and all of the benefits it and its affiliates will receive as a result.

Response: We respectfully note your comment and have revised the disclosure to provide information regarding WestPark’s role as an underwriter in the offering and related compensation.

Shares Eligible for Future Sale, page 79

25.
Comment:  Please file as an exhibit the purchase agreement or subscription agreement related to the private placement.  In addition, please file each of the lock-up agreements, including those related to the securities owned by Ms. Li and her designees, the private placement shares and to the 2,836,000 shares and 1,580,708 warrants held by the shareholders prior to the share exchange, We note that the form of lock-up agreement identified as Exhibit B to the Share Exchange Agreement listed as Exhibit 2.1 was omitted from the filed version of that agreement.

Response:  We respectfully note your comment and have filed as an exhibit the subscription agreement related to the private placement conducted in January 2010.  The lock-up agreement that was entered into by such investors is attached as an Appendix B to the Subscription Agreement.

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

26.
Comment:  We note that your auditors- Kempisty & Company, are located in New York.  We note the disclosures on pages 17, 56 and in Note 14 on page F-25, that substantially all of your assets are located in PRC and a substantial portion of your revenues are derived from your operations in China.  Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted by auditors.  Your response should include a discussion of the following:

—
Whether another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

—	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Response:  We respectfully note your comment and the Company’s auditor confirms that the majority of the audit work and 100% of the field was performed in China and that the auditor’s staff consisted of four contractors of Chinese descent that have worked with the auditor for over two years and are fluent in Mandarin.  The contractors were supervised by a Chinese speaking staff from the US office and the US partner who periodically visited the client.    The auditors have communicated to the Company in Chinese, translated the accounting records in English and made sure the accounting records met the U.S. GAAP requirements.  In addition, the financial report is reviewed by more experienced senior staff members in the auditor’s U.S. office.  Based on the foregoing, the auditor has concluded that it is appropriate for it to issue an audit report for the Company. No other auditor was involved in the audit.

Notes to Consolidated Financial Statements

Note 13 Concentration of Credit Risk, page F-25

27.	Comment: Disclose the amount of revenue for the customer or customers that had revenue exceeding 10 percent in 2008 and 2007. Please refer to the guidance in FASB ASC 280-10-50-42.

Response: We respectfully note your comment and revised the disclosure to indicate the amount of revenue for the customer or customers that had revenue exceeding 10 percent in 2008 and 2007.

Celeste M. Murphy
March 30, 2010

Note 15 Commitments and Contingencies
Fines and penalties by the housing authority, page F-26

28.
Comment:  Disclose whether you have recorded a liability for the accumulated unpaid amount of required contributions to the employee housing funds.  If you have not accrued a liability for this potential expense, tell us how you applied the guidance in ASC Topic 450.

Response:  We respectfully note your comment and have revised the disclosure to indicate that the amount has not been accrued as a liability but is intended to be accrued as a liability as of December 31, 2009.

Sincerely,

/s/  Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc:           Li Xuemei, China Intelligent Lighting and Electronics, Inc.
John Harrington, U.S. Securities and Exchange Commission